Exhibit 99.1

Check-Cap Awarded $1.25 Million Grant for 2016 From Israel’s Office of
the Chief Scientist

ISFIYA, Israel – August 2, 2016 -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK, CHEKW), a clinical stage medical diagnostics company engaged in the development of an ingestible capsule for preparation-free, colorectal cancer screening, today announced that Israel’s Office of the Chief Scientist (the “OCS”) has awarded the Company a grant of NIS 4.8 million (approximately equivalent to $1.25 million based on the current exchange rate) for 2016. Charged with execution of government policy for support of R&D, the goal of the OCS is to assist in the development of technology in Israel as a means of fostering economic growth, encouraging technological innovation and entrepreneurship, leveraging Israel’s scientific potential, enhancing the knowledge base of industry in Israel, stimulating high value-added R&D and encouraging R&D collaboration both nationally and internationally.

“We are very pleased that the OCS has recognized Check-Cap with this grant for 2016 and for its continued support of our mission to revolutionize the patient experience for colorectal cancer screening", said Bill Densel, CEO of Check-Cap. “By addressing many of the recognized barriers, we believe that the features of the Check-Cap system will be attractive to individuals and encourage a greater number of them to be screened for colon cancer. “

The grant will be used by Check-Cap to support the ongoing clinical development of its proprietary ingestible capsule technology and is subject to certain customary conditions and obligations.

About Check-Cap
Check-Cap is a clinical-stage medical diagnostics company developing the world’s first ingestible capsule system for preparation-free, less-invasive colorectal cancer screening.

The capsule utilizes innovative ultra-low dose X-ray and wireless communication technologies to scan the inside of the colon as it moves naturally, while the patient follows his or her normal daily routine.   After passage, the system generates a 3D map of the inner surface of the colon which enables detection of polyps and cancer.  Designed to increase the willingness of individuals to participate in recommended colorectal cancer screening, the Check-Cap system addresses many frequently-cited barriers, including laxative bowel preparation, invasiveness, and sedation. The Check-Cap system is currently not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the “Special Note On Forward-looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

CONTACT:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

Vivian Cervantes
PCG Advisory
 212-554-5482
vivian@pcgadvisory.com

Media
Erich Sandoval or Rob Sawyer
Lazar Partners Ltd.
213-908-6226 or 212-843-0209
esandoval@lazarpartners.com
rsawyer@lazarpartners.com